Exhibit 99.1

2019 FOURTH QUARTER AND FULL YEAR RESULTS

CNH Industrial reports 2019 Consolidated revenues of $28.1 billion,

Net income of $1,454 million and Adjusted net income(2)(3) of $1,178 million (or $0.84 per share).

Net debt of Industrial Activities(2)(3) at $854 million

Financial results presented under U.S. GAAP(1)

CONSOLIDATED RESULTS

•	Consolidated revenues of $28.1 billion in 2019, down 6% year-over-year on reported basis and down 2% at constant currency

•

Net income of $1,454 million in 2019, up $355 million compared to 2018, after $274 million of pre-tax charges ($222 million after-tax) related to the “Transform2Win” strategy, and the positive impact of a previously announced $539 million discrete tax benefit recognized in the third quarter

•	Adjusted net income of $1,178 million, up $61 million (up 5%) compared to 2018

•	Adjusted diluted earnings per share(2)(3) of $0.84, up 5% compared to 2018

•	Total of $332 million returned to shareholders in 2019 through cash dividends and share buy-back

•	Recommended annual cash dividend of €0.18 (or $0.20) per common share flat to 2019

INDUSTRIAL ACTIVITIES

•

Net sales of $26.1 billion in 2019, down 6% compared to 2018 (down 2% on a constant currency basis), as lower sales volume due to weak industry demand and dealer inventory reduction actions in our Agriculture and Construction segments more than offset positive price realization across the business

•

Adjusted EBIT(2)(3) of $1,390 million in 2019, representing a 5.3% margin, down 40 basis points compared to 2018, mainly due to unfavorable volume and mix as well as raw material headwinds, which more than offset positive pricing and cost management actions

•	Net debt at December 31, 2019 of $854 million, up by $255 million from December 31, 2018, due to higher working capital and cash investments related to the M&A activity performed during the year

FULL YEAR 2020 GUIDANCE

•	Net sales of Industrial Activities in constant currency flat to slightly down versus 2019

•	Adjusted diluted EPS between $0.78 and $0.86

•	Free cash flow of Industrial Activities(2)(3) between $400 million and $600 million

Hubertus Mühlhäuser, Chief Executive Officer of CNH Industrial, said: “Given weaker industry volumes and uncertain demand in our Industrial Activities, CNH Industrial has delivered creditable full-year and fourth quarter results. Headwinds were particularly acute in the Agriculture and Construction segments in our North America and Rest of World geographies. Across all our segments, market volatility and challenging conditions persisted in the fourth quarter, offset partly by favorable mix from new products launched during 2019, cost initiatives under our ‘Transform2Win’ strategy, and sustained price realization. In 2020, we will further intensify our simplification and optimization initiatives under our ‘Transform2Win’ strategy, ensuring that CNH Industrial stays on track with improving margins in its main Agriculture and Commercial and Specialty Vehicles segments, while investing in critical future technologies despite the continued macro-economic uncertainties impacting our operations.”

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2019 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL

Summary of Results        ($ million except EPS)

Year ended December 31,					Three Months ended December 31,
2019	2018	$ change	% change		2019	2018	$ change	% change
28,079	29,706	-1,627	-5.5	Consolidated revenues	7,695	8,202	-507	-6.2
1,454	1,099	355	32.3	Net income	120	258	-138	-53.5
1,178	1,117	61	5.5	Adjusted net income	279	294	-15	-5.1
1.05	0.79	0.26	32.9	Basic EPS ($)	0.08	0.19	-0.11	-57.9
1.05	0.78	0.27	34.6	Diluted EPS ($)	0.08	0.19	-0.11	-57.9
0.84	0.80	0.04	5.0	Adjusted diluted EPS ($)	0.20	0.21	-0.01	-4.8

London (UK) - (February 7, 2020) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today reported fourth quarter and full year 2019 results for the period ended December 31, 2019.

Consolidated revenues were $28.1 billion for the full year 2019, down 6% compared to 2018 (down 2% on a constant currency basis). Net sales of Industrial Activities were $26.1 billion for the year, down 6% compared to the prior year (down 2% on a constant currency basis). In the fourth quarter of 2019, consolidated revenues were $7.7 billion, down 6% compared to the fourth quarter of 2018 (down 4% on a constant currency basis). Net sales of Industrial Activities were $7.2 billion in the fourth quarter of 2019, down 7% compared to the fourth quarter of 2018 (down 4% on a constant currency basis).

Net income was $1,454 million for the full year 2019 and includes a previously announced $539 million non-cash tax benefit due to the release of valuation allowances on certain net deferred tax assets recognized in the third quarter, a pre-tax gain of $119 million ($90 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, and $116 million pre-tax non-cash settlement charge ($88 million net of tax impact) resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations recognized in the fourth quarter. Net income was also negatively impacted by pre-tax restructuring and other asset optimization charges and write-offs of $291 million ($239 million after-tax) mainly due to actions included in the “Transform2Win” strategy, as well as a pre-tax charge of $27 million ($25 million after-tax) related to the repurchase of €380 million (~$420 million) in aggregate of certain outstanding CNH Industrial Finance Europe S.A. notes. In the fourth quarter of 2019, net income was $120 million compared to $258 million in the fourth quarter of 2018.

Adjusted net income was $1,178 million for 2019 compared to $1,117 million in 2018. Adjusted diluted EPS in 2019 was $0.84, up 5% compared to 2018. Adjusted net income was $279 million for the fourth quarter, down $15 million compared to the fourth quarter of 2018. Adjusted diluted EPS was $0.20 in the fourth quarter of 2019, down 5% compared to the fourth quarter of 2018.

Adjusted EBIT of Industrial Activities was $1,390 million in the full year 2019 ($1,585 million in 2018), equivalent to an adjusted EBIT margin of 5.3%, down 40 basis points (“bps”) compared to 2018. In the fourth quarter of 2019, adjusted EBIT of Industrial Activities was $301 million compared to $432 million in the fourth quarter of 2018, representing an adjusted EBIT margin of 4.2%, down 140 bps compared to the fourth quarter of 2018.

Adjusted EBITDA(1)(2) of Industrial Activities was $2,357 million for the full year 2019, a decrease of $314 million compared to full year 2018. Adjusted EBITDA margin decreased 60 bps to 9.0%. In the fourth quarter of 2019, adjusted EBITDA of Industrial Activities was $541 million, a decrease of $149 million compared to the fourth quarter of 2018. Fourth quarter adjusted EBITDA margin decreased 150 bps to 7.5%.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

For the full year 2019, income taxes were a benefit of $271 million compared to an expense of $417 million in 2018. Adjusted income taxes(1)(2) for the full year 2019 were $325 million compared to $402 million in 2018. The adjusted effective tax rate (adjusted ETR)(1)(2) was 22% (27% in 2018) due to a favorable geographic mix of pre-tax earnings and certain tax credits and incentives in multiple jurisdictions in which we operate. For 2020, the adjusted ETR is expected to be in the range of 24 to 25%.

Net debt of Industrial Activities was $854 million at December 31, 2019, representing an improvement of $1.5 billion compared to September 30, 2019 and a deterioration of $255 million compared to December 31, 2018, as a result of higher finished goods inventory due to the slow-down of industry demand in our Agriculture and Construction segments mainly in the second part of the year, a lower payables balance at the end of the year due to several production reductions executed to keep production in balance with retail performance, and cash used to complete the M&A transactions performed during the course of the year. Total debt was $24.9 billion at December 31, 2019, up $0.4 billion compared to December 31, 2018. At December 31, 2019, available liquidity(1)(2) was $11.2 billion, up $2.3 billion compared to December 31, 2018.

In early 2020, CNH Industrial has been recognized among the top 3% leading global companies in sustainable performance by CDP, having been included in the CDP Water Security A List for its commitment to sustainable water management. Moreover, CNH Industrial achieved an A- in the CDP Climate Change program, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

Dividends and Share Buy-Back

The Board of Directors of CNH Industrial N.V. intends to recommend to the Company’s shareholders an annual cash dividend of €0.18 per common share, flat compared to the prior year dividend, and totaling approximately €243 million (~$267 million). Subject to the approval of shareholders at the upcoming Annual General Meeting (expected on April 16, 2020), the ex-dividend date would be set at April 20, 2020.

In 2019, CNH Industrial returned a total of €295 million (~$332 million) to shareholders through cash dividends and its Share Buy-Back Program. CNH Industrial paid cash dividends of €0.18 per common share, or €244 million (~$275 million) and repurchased 6.3 million common shares under its Share Buy-Back Program at an average price of €8.19 per share for an aggregate purchase price of €51 million (~$57 million). In November 2019, following the expiration of the Buy-Back Program previously in place, the Company launched its new Share Buy-Back Program. The authorized amount for stock repurchases under the current Program is up to €700 million, with a duration up to and including October 11, 2020, and will be funded by the Company’s liquidity.

2020 Outlook(1)

In Agriculture, we expect farmers’ sentiment to gradually stabilize during 2020, despite a muted industry environment in the major markets in which we compete, where soft commodity prices remain under pressure. However, in this uncertain market scenario, we will continue to manage production prudently until we see signs of improved end-market demand, especially in Q1. At the same time, we will maintain strict cost discipline and accelerate our simplification and optimization initiatives, while continuing to invest in precision & digital farming solutions.

In Construction, we carefully considered the state of the business amid a deteriorating performance in 2019. Together with new segment leadership appointed in Q4, we decided to prioritize and accelerate the quality excellence initiatives and move into phase two of our 80/20 simplification program, by driving savings in our product cost, aiming at reducing complexity. Inventory levels remain elevated, particularly in North America, so we will continue to underproduce retail for the full year. As a result, we expect a contraction in Construction’s results in the first half of the year, while maintaining our long-term growth objectives in this segment intact.

In our Truck business we anticipate softening market demand, particularly in the Medium and Heavy industries in Europe. As a result, we underproduced retail in the fourth quarter of 2019 to rebalance inventory in the channel. We continue to see positive momentum in our new and refreshed product line-up including the new S-Way and the LNG offering, which we believe will position us to regain market share in 2020, as penetration of alternative propulsion powered vehicles will continue to accelerate in light of the de-carbonization strategy expected of OEM industry players and recent positive signs on European country legislation on the back of the EU Green Deal. Further, the announcement of the Nikola partnership, and the reveal of our first joint truck has created enthusiasm around Iveco and our future truck offering with Nikola Motor Company. The Bus business is expected to continue its profitable performance trajectory, leveraging its solid book of business. The specialty vehicles businesses are experiencing increased activity as a result of successful bidding in major markets where we compete and are executing under recently acquired long-term contracts.

In Powertrain, 2020 is expected to be a transition year due to the full ramp up of the Stage V adoption in Europe. In addition, we are decisively accelerating the investment pipeline to develop multiple fuel propulsion offerings, where we expect to complement our low-emission diesel propulsion and our market leading CNG/LNG alternative offerings with new BEV and FCEV solutions, which will form part of our sustainable journey in the “Transform2Win” strategy.

(1)

2020 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2020 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

In summary, while we continue to act prudently as a result of prevailing market uncertainties, we step up our efforts on performance and cost initiatives to drive profitability, while continuing our strategic investments in digitalization, automation and alternative propulsion.

In light of the aforementioned industry headwinds and the Company’s initiatives planned for 2020, CNH Industrial is issuing the following 2020 guidance:

•	Net sales of Industrial Activities flat to slightly down to prior year in constant currency;

•	Adjusted diluted EPS(1) expected between $0.78 to $0.86 per share;

•	Free cash flow of Industrial Activities expected between $400 million and $600 million.

Finally, we are fully on track with the separation of our On-Highway and Off-Highway businesses with the target to complete the spin-off in January 2021, supported by specialist financial and business advisors.

Conference Call and Webcast

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. EST, management will hold a conference call to present fourth quarter and full year 2019 results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q4FY_2019 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

(1)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment        ($ million)

Year ended December 31,					Three Months ended December 31,
2019	2018	% change	% change excl. FX(1)		2019	2018	% change	% change excl. FX(1)
10,959	11,682	-6.2	-3.4	Agriculture	2,928	3,155	-7.2	-5.3
2,768	3,021	-8.4	-6.4	Construction	707	814	-13.1	-11.9
10,439	10,939	-4.6	0.9	Commercial and Specialty Vehicles	2,996	3,151	-4.9	-1.3
4,117	4,565	-9.8	-5.0	Powertrain	1,008	1,189	-15.2	-12.7
(2,134)	(2,376)	—	—	Eliminations and other	(456)	(602)	—	—

26,149	27,831	-6.0	-2.1	Total Industrial Activities	7,183	7,707	-6.8	-4.2

2,011	1,989	1.1	3.4	Financial Services	531	520	2.1	3.7
(81)	(114)	—	—	Eliminations and other	(19)	(25)	—	—

28,079	29,706	-5.5	-1.7	Total	7,695	8,202	-6.2	-3.7

(1)

“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment        ($ million)

	Three Months ended December 31,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	236	258	-22	-8.5	8.1%	8.2%	-10
Construction	3	32	-29	-90.6	0.4%	3.9%	-350
Commercial and Specialty Vehicles	3	90	-87	-96.7	0.1%	2.9%	-280
Powertrain	84	121	-37	-30.6	8.3%	10.2%	-190
Unallocated items, eliminations and other	(25)	(69)	44	—	—	—	—

Total Industrial Activities	301	432	-131	-30.3	4.2%	5.6%	-140

Financial Services	118	109	9	8.3	22.2%	21.0%	120
Eliminations and other	—	—	—	—	—	—	—

Total	419	541	-122	-22.6	5.4%	6.6%	-120

CNH INDUSTRIAL

Adjusted EBIT by Segment        ($ million)

	Year ended December 31,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	897	1,036	-139	-13.4	8.2%	8.9%	-70
Construction	51	91	-40	-44.0	1.8%	3.0%	-120
Commercial and Specialty Vehicles	224	299	-75	-25.1	2.1%	2.7%	-60
Powertrain	363	406	-43	-10.6	8.8%	8.9%	-10
Unallocated items, eliminations and other	(145)	(247)	102	—	—	—	—

Total Industrial Activities	1,390	1,585	-195	-12.3	5.3%	5.7%	-40

Financial Services	490	516	-26	-5.0	24.4%	25.9%	-150
Eliminations and other	—	—	—	—	—	—	—

Total	1,880	2,101	-221	-10.5	6.7%	7.1%	-40

2019 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment        ($ million)

	Three Months ended December 31,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	304	330	-26	-7.9	10.4%	10.5%	-10
Construction	16	47	-31	-66.0	2.3%	5.8%	-350
Commercial and Specialty Vehicles	130	229	-99	-43.2	4.3%	7.3%	-300
Powertrain	116	153	-37	-24.2	11.5%	12.9%	-140
Unallocated items, eliminations and other	(25)	(69)	44	—	—	—	—

Total Industrial Activities	541	690	-149	-21.6	7.5%	9.0%	-150

Financial Services	180	172	8	4.7	33.9%	33.1%	80
Eliminations and other	—	—	—	—	—	—	—

Total	721	862	-141	-16.4	9.4%	10.5%	-110

CNH INDUSTRIAL

Adjusted EBITDA by Segment        ($ million)

	Year ended December 31,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	1,178	1,339	-161	-12.0	10.7%	11.5%	-80
Construction	106	152	-46	-30.3	3.8%	5.0%	-120
Commercial and Specialty Vehicles	729	890	-161	-18.1	7.0%	8.1%	-110
Powertrain	487	536	-49	-9.1	11.8%	11.7%	10
Unallocated items, eliminations and other	(143)	(246)	103	—	—	—	—

Total Industrial Activities	2,357	2,671	-314	-11.8	9.0%	9.6%	-60

Financial Services	738	767	-29	-3.8	36.7%	38.6%	-190
Eliminations and other	—	—	—	—	—	—	—

Total	3,095	3,438	-343	-10.0	11.0%	11.6%	-60

2019 FOURTH QUARTER AND FULL YEAR RESULTS

Agriculture’s net sales totaled $11.0 billion in the full year 2019, down 6% compared to 2018 (down 3% on a constant currency basis). The decrease was primarily driven by lower industry volumes in North America and Rest of World markets, coupled with actions to reduce dealer inventories in the second half of the year, partially offset by price realization performance across all geographies and sustained aftermarket activity. In the fourth quarter of 2019, Agriculture’s net sales totaled $2.9 billion, down 7% compared to the fourth quarter of 2018 (down 5% on a constant currency basis), as result of lower industry volumes partially offset by positive price realization performance.

Full year 2019 adjusted EBIT was $897 million, a $139 million decrease compared to $1,036 million in 2018. Positive pricing, disciplined cost management, industrial efficiencies and a reduction in short-term incentive compensation expense were more than offset by lower wholesale volume and market and product mix, including negative industrial absorption primarily from the lower production level mainly in the second half of the year, as well as higher product costs as result of increased raw material costs and tariffs. Adjusted EBIT margin decreased 70 bps to 8.2%. In the fourth quarter of 2019, adjusted EBIT was $236 million, a $22 million decrease compared to the fourth quarter of 2018, primarily due to unfavorable volume and mix, partially offset by positive net price realization. In the fourth quarter of 2019, adjusted EBIT margin was 8.1% (8.2% in the fourth quarter of 2018).

Construction’s net sales totaled $2.8 billion in the full year 2019, down 8% compared to 2018 (down 6% on a constant currency basis), as result of lower net sales in North America and Rest of World markets due to weaker market conditions and actions to reduce dealer inventory levels in the second half of the year, partially offset by positive price realization. In the fourth quarter of 2019, Construction’s net sales totaled $0.7 billion, down 13% compared to the fourth quarter of 2018 (down 12% on a constant currency basis), driven by unfavorable volume and mix in North America and Rest of World markets.

Full year 2019 adjusted EBIT was $51 million, a $40 million decrease compared to 2018, with an adjusted EBIT margin of 1.8% (3.0% in 2018). Positive pricing was more than offset by unfavorable volume and mix in North America and Rest of World markets, including negative industrial absorption, and higher product costs primarily related to increased raw material costs and tariffs, and costs associated with our product quality excellence initiative. In the fourth quarter of 2019, adjusted EBIT was $3 million, representing an adjusted EBIT margin of 0.4% (3.9% in the fourth quarter of 2018). Results were primarily impacted by unfavorable volume and mix due to weaker market conditions, and product costs.

Commercial and Specialty Vehicles’ net sales totaled $10.4 billion in the full year 2019, down 5% compared to 2018 (up 1% on a constant currency basis), driven by increased deliveries in bus and specialty vehicles, sustained aftermarket activity and positive pricing, more than offset by reduced wholesale volumes in Medium & Heavy trucks in both Europe, as we are transitioning to a new commercial policy and refreshed product offering, and South America, primarily due to low industry volume in Argentina. In the fourth quarter of 2019, Commercial and Specialty Vehicles’ net sales totaled $3.0 billion, down 5% compared to the fourth quarter of 2018 (down 1% on a constant currency basis). Positive pricing was more than offset by volume calendarization and negative impact of foreign currency translation.

Full year 2019 adjusted EBIT was $224 million ($299 million in the full year 2018) and includes a $50 million gain realized in the third quarter from granting to Nikola Corporation access to certain Iveco technology as part of the $150 million in-kind contribution as consideration for our initial equity interest in Nikola. Adjusted EBIT was negatively impacted by higher product costs, foreign exchange transaction impacts, and the remeasurement of certain provisions completed in the fourth quarter, partially offset by favorable volume and mix, positive price realization and a reduction in short-term incentive compensation expense. Adjusted EBIT margin was 2.1% (2.7% in the full year 2018). In the fourth quarter of 2019, adjusted EBIT was $3 million ($90 million in the fourth quarter of 2018), representing an adjusted EBIT margin of 0.1% (adjusted EBIT margin of 2.9% in the fourth quarter of 2018). The decrease was primarily driven by the impact from the remeasurement of certain provisions and the negative foreign exchange transaction.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

Powertrain’s net sales totaled $4.1 billion in the full year 2019, down 10% compared to 2018 (down 5% on a constant currency), due to lower sales volume. Sales to external customers accounted for 51% of total net sales (50% in 2018). In the fourth quarter of 2019, net sales totaled $1.0 billion, down 15% compared to the fourth quarter of 2018 (down 13% on a constant currency basis), due to the 2018 transition engine activity in anticipation of Stage V.

Full year 2019 adjusted EBIT was $363 million, a $43 million decrease compared to $406 million in 2018, due to unfavorable volume and mix and higher product development investment geared towards the “Transform2Win” strategy initiatives, partially offset by positive pricing and product cost efficiencies. Adjusted EBIT margin was 8.8% (8.9% in the full year 2018). In the fourth quarter of 2019, adjusted EBIT was $84 million ($121 million in the fourth quarter of 2018), as a result of unfavorable volume and mix, partially offset by positive pricing. Adjusted EBIT margin was 8.3% (10.2% in the fourth quarter of 2018).

Financial Services’ revenues totaled $2.0 billion in the full year 2019, an increase of 1% compared to 2018 (up 3% on a constant currency basis), primarily due to higher average portfolio. In the fourth quarter of 2019, revenues totaled $0.5 billion, a 2% increase compared to the fourth quarter of 2018 (up 4% on a constant currency basis).

In 2019, retail loan originations (including unconsolidated joint ventures) were $9.7 billion, down $0.4 billion compared to 2018, flat on a constant currency basis. The managed portfolio (including unconsolidated joint ventures) was $26.6 billion as of December 31, 2019 (of which retail was 61% and wholesale 39%), up $0.3 billion compared to December 31, 2018. Excluding the impact of currency translation, the managed portfolio increased $0.5 billion compared to 2018.

Full year 2019 net income was $361 million, a decrease of $24 million compared to the same period in 2018, primarily attributable to margin reductions in dealer financing activities and higher credit provisions compared to a very favorable 2018. In the fourth quarter of 2019, net income was $93 million, an increase of $5 million compared to the fourth quarter of 2018.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2019 FOURTH QUARTER AND FULL YEAR RESULTS

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, pandemics, terror attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual

2019 FOURTH QUARTER AND FULL YEAR RESULTS

results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745
E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months and The Years Ended December 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2019(1)	2018	2019(1)	2018
Revenues
Net sales	7,183	7,707	26,149	27,831
Finance, interest and other income	512	495	1,930	1,875

TOTAL REVENUES	7,695	8,202	28,079	29,706

Costs and Expenses
Cost of goods sold(2)	6,100	6,352	21,832	22,958
Selling, general and administrative expenses	582	645	2,216	2,351
Research and development expenses	275	318	1,030	1,061
Restructuring expenses	31	45	109	61
Interest expense(3)	228	231	798	812
Other, net(4)	372	245	924	997

TOTAL COSTS AND EXPENSES	7,588	7,836	26,909	28,240

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	107	366	1,170	1,466
Income tax (expense)(5)	10	(105)	271	(417)
Equity in income of unconsolidated subsidiaries and affiliates	3	(3)	13	50
NET INCOME	120	258	1,454	1,099
Net income attributable to noncontrolling interests	6	4	32	31
NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	114	254	1,422	1,068

(in $)
Earnings per share attributable to common shareholders
Basic	0.08	0.19	1.05	0.79
Diluted	0.08	0.19	1.05	0.78
Cash dividends declared per common share	—	—	0.203	0.173

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of operations for the three months and year ended December 31, 2019.

(2)

In the three months and in the year ended December 31, 2019, this item also includes other asset optimization charges of $30 million and $165 million, respectively, due to actions included in the “Transform2Win” strategy.

(3)

In the three months and in the year ended December 31, 2019, this item includes the charge of $27 million related to the repurchase of notes ($22 million in the three months and in the year ended December 31, 2018).

(4)

In the three months and in the year ended December 31, 2019, this item also includes the pre-tax gain of $29 million and $119 million, respectively, related to the modification of a healthcare plan in the U.S. ($30 million and $80 million in the three months and in the year ended December 31, 2018, respectively). In the three months and in the year ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations.

(5)	In the year ended December 31, 2019, this item also includes a $539 million tax benefit due to the release of valuation allowances on certain net deferred tax assets.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of December 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

($ million)	December 31, 2019(1)	December 31, 2018
ASSETS
Cash and cash equivalents	4,875	5,031
Restricted cash	898	772
Financing receivables, net	19,428	19,167
Inventories, net	7,082	6,726
Property, plant and equipment, net and Equipment under operating leases	7,126	7,675
Intangible assets, net	3,344	3,241
Other receivables and assets	4,599	3,488

TOTAL ASSETS	47,352	46,100

LIABILITIES AND EQUITY
Debt	24,854	24,445
Other payables and liabilities	16,342	16,557

Total Liabilities	41,196	41,002

Redeemable noncontrolling interest	35	30
Equity	6,121	5,068

TOTAL LIABILITIES AND EQUITY	47,352	46,100

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related lease liabilities of approximately $480 million (included in Other assets and Other liabilities, respectively) with no impact to equity.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Years Ended December 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

($ million)	2019(1)	2018
Net income	1,454	1,099
Adjustments to reconcile net income to net cash provided by (used in) operating activities	372	1,455
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,826	2,554
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,987)	(1,920)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	206	(723)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(75)	(308)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(30)	(397)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,803	6,200
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	5,773	5,803

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the year ended December 31, 2019.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months and The Years Ended December 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended December 31,		Years Ended December 31,		Three Months Ended December 31,		Years Ended December 31,
($ million)	2019	2018	2019	2018	2019	2018	2019	2018
Revenues
Net sales	7,183	7,707	26,149	27,831	—	—	—	—
Finance, interest and other income	22	27	98	100	531	520	2,011	1,989

TOTAL REVENUES	7,205	7,734	26,247	27,931	531	520	2,011	1,989

Costs and Expenses
Cost of goods sold	6,100	6,352	21,832	22,958	—	—	—	—
Selling, general and administrative expenses	523	583	1,998	2,136	59	62	218	215
Research and development expenses	275	318	1,030	1,061	—	—	—	—
Restructuring expenses	30	45	105	61	1	—	4	—
Interest expense	123	135	380	468	146	148	597	558
Other, net	153	39	187	267	219	206	737	730

TOTAL COSTS AND EXPENSES	7,204	7,472	25,532	26,951	425	416	1,556	1,503

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1	262	715	980	106	104	455	486
Income tax (expense)	29	(84)	391	(286)	(19)	(21)	(120)	(131)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	(8)	(13)	20	6	5	26	30
Results from intersegment investments	93	88	361	385	—	—	—	—

NET INCOME	120	258	1,454	1,099	93	88	361	385

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of December 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	4,407	4,553	468	478
Restricted cash	120	—	778	772
Financing receivables, net	1,223	1,253	20,657	20,252
Inventories, net	6,907	6,510	175	216
Property, plant and equipment, net and Equipment under operating leases	5,319	5,933	1,807	1,742
Intangible assets, net	3,173	3,075	171	166
Other receivables and assets	6,901	5,947	809	775

TOTAL ASSETS	28,050	27,271	24,865	24,401

LIABILITIES AND EQUITY
Debt	6,558	6,347	20,748	20,436
Other payables and liabilities	15,336	15,826	1,300	1,148

Total Liabilities	21,894	22,173	22,048	21,584

Redeemable noncontrolling interest	35	30	—	—
Equity	6,121	5,068	2,817	2,817

TOTAL LIABILITIES AND EQUITY	28,050	27,271	24,865	24,401

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Years Ended December 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	2019	2018	2019	2018
Net income	1,454	1,099	361	385
Adjustments to reconcile net income to net cash provided by (used in) operating activities	(113)	684	508	650
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,341	1,783	869	1,035
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,017)	(448)	(990)	(1,512)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(273)	(1,427)	115	480
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(77)	(256)	2	(52)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(26)	(348)	(4)	(49)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,553	4,901	1,250	1,299
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	4,527	4,553	1,246	1,250

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended December 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						27	93	120
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						101	—	101
Foreign exchange (gains) losses, net						17	—	17
Finance and non-service component of Pension and other post-employment benefit costs(2)						105	5	110
Income tax expense						(29)	19	(10)
Adjustments:
Restructuring expenses	14	(4)	17	2	1	30	1	31
Other discrete items(3)	—	—	47	—	3	50	—	50
Adjusted EBIT	236	3	3	84	(25)	301	118	419
Depreciation and Amortization	68	13	52	32	—	165	1	166
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	75	—	—	75	61	136
Adjusted EBITDA	304	16	130	116	(25)	541	180	721

	Three Months ended December 31, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						170	88	258
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						108	—	108
Foreign exchange (gains) losses, net						37	—	37
Finance and non-service component of Pension and other post-employment benefit costs(2)						(12)	—	(12)
Income tax expense						84	21	105
Adjustments:
Restructuring expenses	22	1	19	3	—	45	—	45
Adjusted EBIT	258	32	90	121	(69)	432	109	541
Depreciation and Amortization	72	15	45	32	—	164	1	165
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	94	—	—	94	62	156
Adjusted EBITDA	330	47	229	153	(69)	690	172	862

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the three months ended December 31, 2019, this item includes the pre-tax gain of $29 million ($30 million in the three months ended December 31, 2018) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the three months ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations.

(3)	In the three months ended December 31, 2019, this item mainly includes other asset optimization charges of $30 million due to actions included in the “Transform2Win” strategy.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Year ended December 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						1,093	361	1,454
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						282	—	282
Foreign exchange (gains) losses, net						56	—	56
Finance and non-service component of Pension and other post-employment benefit costs(2)						58	5	63
Income tax expense						(391)	120	(271)
Adjustments:
Restructuring expenses	41	18	37	7	2	105	4	109
Other discrete items(3)	—	—	182	—	5	187	—	187
Adjusted EBIT	897	51	224	363	(145)	1,390	490	1,880
Depreciation and Amortization	281	55	195	124	2	657	3	660
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	310	—	—	310	245	555
Adjusted EBITDA	1,178	106	729	487	(143)	2,357	738	3,095

	Year ended December 31, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						714	385	1,099
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						368	—	368
Foreign exchange (gains) losses, net						171	—	171
Finance and non-service component of Pension and other post-employment benefit costs(2)						(15)	—	(15)
Income tax expense						286	131	417
Adjustments:
Restructuring expenses	26	1	30	4	—	61	—	61
Adjusted EBIT	1,036	91	299	406	(247)	1,585	516	2,101
Depreciation and Amortization	301	61	206	130	1	699	4	703
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	385	—	—	387	247	634
Adjusted EBITDA	1,339	152	890	536	(246)	2,671	767	3,438

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the year ended December 31, 2019 and 2018, this item includes the pre-tax gain of $119 million and $80 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the year ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations recognized in the fourth quarter.

(3)	In the year ended December 31, 2019, this item mainly includes other asset optimization charges for $165 million due to actions included in the “Transform2Win” strategy.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	December 31, 2019(*)	December 31, 2018(*)	December 31, 2019(*)	December 31, 2018(*)	December 31, 2019	December 31, 2018
Third party debt	24,854	24,445	5,226	5,211	19,628	19,234
Intersegment notes payable	—	—	1,332	1,136	1,120	1,202

Total Debt(1)	24,854	24,445	6,558	6,347	20,748	20,436

Less: Cash and cash equivalents	4,875	5,031	4,407	4,553	468	478
Restricted cash	898	772	120	—	778	772
Intersegment notes receivable	—	—	1,120	1,202	1,332	1,136
Other current financial assets	58	1	58	1	—	—
Derivatives hedging debt	(1)	(8)	(1)	(8)	—	—
Net debt (cash)(2)	19,024	18,649	854	599	18,170	18,050

(*)

Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,332 million and $1,136 million as of December 31, 2019 and 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,120 million and $1,202 million as of December 31, 2019 and 2018, respectively.

(2)	The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(212) million and $66 million as of December 31, 2019 and 2018, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	December 31, 2019	December 31, 2018
Cash and cash equivalents	4,875	5,031
Restricted cash	898	772
Undrawn committed facilities	5,474	3,135
Available liquidity	11,247	8,938

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net debt of Industrial Activities under U.S. GAAP ($ million)

Year ended December 31,			Three Months ended December 31,
2019(*)	2018(*)		2019(*)	2018(*)
(599)	(903)	Net (debt)/cash of Industrial Activities at beginning of period	(2,370)	(1,911)
2,357	2,671	Adjusted EBITDA of Industrial Activities	541	690
(388)	(613)	Cash interest and taxes	(60)	(148)
(436)	(406)	Changes in provisions and similar(1)	(70)	(32)
(753)	(496)	Change in working capital	1,617	1,210
780	1,156	Operating cash flow of Industrial Activities	2,028	1,720
(633)	(550)	Investments in property, plant and equipment, and intangible assets(2)	(310)	(262)
(126)	(54)	Other changes	(7)	(105)
21	552	Free cash flow of Industrial Activities	1,711	1,353
(340)	(399)	Capital increases and dividends(3)	(15)	(3)
64	151	Currency translation differences and other(4)	(180)	(38)
(255)	304	Change in Net debt of Industrial Activities	1,516	1,312
(854)	(599)	Net (debt)/cash of Industrial Activities at end of period	(854)	(599)

(*)

Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.
(4)	In the three months and in the years ended December 31, 2019 and 2018, this item includes the charge of $27 million and $22 million, respectively, related to the repurchase of notes.

CNH INDUSTRIAL

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($ million)

Year ended December 31,			Three Months ended December 31,
2019(*)	2018(*)		2019(*)	2018(*)
1,826	2,554	Net cash provided by (used in) Operating Activities	1,970	1,358
(869)	(1,035)	Net cash (provided by) used in Operating Activities of Financial Services	47	342
384	264	Intersegment eliminations	173	135
1,341	1,783	Net cash provided by (used in) Operating Activities of Industrial Activities	2,190	1,835
7	(2)	Change in derivatives hedging debt of Industrial Activities	2	5
(568)	(625)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(164)	(120)
780	1,156	Operating cash flow of Industrial Activities	2,028	1,720
(633)	(550)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(310)	(262)
(126)	(54)	Other changes(1)	(7)	(105)
21	552	Free cash flow of Industrial Activities	1,711	1,353

(*)

Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax

(expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

Year ended December 31,			Three Months ended December 31,
2019	2018		2019	2018
1,454	1,099	Net income	120	258
320	3	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	195	37
(596)	15	Adjustments impacting Income tax (expense) (b)	(36)	(1)
1,178	1,117	Adjusted net income	279	294
1,141	1,085	Adjusted net income attributable to CNH Industrial N.V.	270	289
1,354	1,361	Weighted average shares outstanding – diluted (million)	1,351	1,357
0.84	0.80	Adjusted diluted EPS ($)	0.20	0.21
1,170	1,466	Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	107	366
320	3	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	195	37
1,490	1,469	Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	302	403
271	(417)	Income tax (expense)	10	(105)
(596)	15	Adjustments impacting Income tax (expense) (b)	(36)	(1)
(325)	(402)	Adjusted income tax (expense) (B)	(26)	(106)
22%	27%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	9%	26%

a) Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
109	61	Restructuring expenses	31	45
27	22	Cost of repurchase/early redemption of notes	27	22
(119)	(80)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(29)	(30)
116	—	Pre-tax settlement charge related to the purchase of an annuity contract to settle a portion of U.S. pension obligations	116	—
187	—	Other discrete items(1)	50	—

320	3	Total	195	37

b) Adjustments impacting Income tax (expense)
(53)	11	Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(28)	—
(539)	12	Adjustment to valuation allowances on deferred tax assets	—	—
—	(8)	Adjustment to the 2017 impact of U.S. tax reform	—	(1)
(4)	—	Other	(8)	—

(596)	15	Total	(36)	(1)

(1)

In the three months and in the year ended December 31, 2019, this item mainly includes other asset optimization charges of $30 million and $165 million, respectively, due to actions included in the “Transform2Win” strategy.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Year ended December 31,				Three Months ended December 31,
2019	2018	% change		2019	2018	% change
10,958	11,786	-7.0	Agriculture	2,945	3,214	-8.4
2,768	3,021	-8.4	Construction	708	814	-13.0
10,440	10,933	-4.5	Commercial and Specialty Vehicles	3,009	3,154	-4.6
4,114	4,557	-9.7	Powertrain	1,016	1,191	-14.7
(2,111)	(2,370)	—	Eliminations and other	(455)	(602)	—

26,169	27,927	-6.3	Total Industrial Activities	7,223	7,771	-7.1

1,996	1,996	0.0	Financial Services	529	525	0.8
(141)	(187)	—	Eliminations and other	(35)	(47)	—

28,024	29,736	-5.8	Total	7,717	8,249	-6.4

CNH INDUSTRIAL

Adjusted EBIT(1) by Segment under EU-IFRS ($ million)

Year ended December 31,						Three Months ended December 31,
2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin		2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin
900	1,098	-198	8.2%	9.3%	Agriculture	230	322	-92	7.8%	10.0%
50	69	-19	1.8%	2.3%	Construction	11	28	-17	1.6%	3.4%
188	285	-97	1.8%	2.6%	Commercial and Specialty Vehicles	(21)	71	-92	(0.7)%	2.3%
362	385	-23	8.8%	8.4%	Powertrain	110	104	6	10.8%	8.7%
(124)	(341)	217	—	—	Unallocated items, eliminations and other	2	(151)	153	—	—

1,376	1,496	-120	5.3%	5.4%	Total Industrial Activities	332	374	-42	4.6%	4.8%

497	532	-35	24.9%	26.7%	Financial Services	125	120	5	23.6%	22.9%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,873	2,028	-155	6.7%	6.8%	Total	457	494	-37	5.9%	6.0%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on adjusted EBIT and adjusted EBIT margin in the three months and in the year ended December 31, 2019.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1) by Segment under EU-IFRS ($ million)

Year ended December 31,							Three Months ended December 31,
2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin		2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin
1,431	1,641	-210	13.1%	13.9%	Agriculture	357	458	-101	12.1%	14.3%
151	176	-25	5.5%	5.8%	Construction	34	53	-19	4.8%	6.5%
923	1,035	-112	8.8%	9.5%	Commercial and Specialty Vehicles	173	260	-87	5.7%	8.2%
540	569	-29	13.1%	12.5%	Powertrain	157	157	—	15.5%	13.2%
(119)	(339)	220	—	—	Unallocated items, eliminations and other	4	(150)	154	—	—

2,926	3,082	-156	11.2%	11.0%	Total Industrial Activities	725	778	-53	10.0%	10.0%

746	783	-37	37.4%	39.2%	Financial Services	187	183	4	35.3%	34.9%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

3,672	3,865	-193	13.1%	13.0%	Total	912	961	-49	11.8%	11.6%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard resulted in a $44 million and $45 million increase in adjusted EBITDA of Industrial Activities and of the Group, respectively, and in a 60 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group, in the three months ended December 31, 2019. Adoption of the standard resulted in a $159 million and $161 million increase in adjusted EBITDA of Industrial Activities and of the Group, respectively, and in a 60 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group in the year ended December 31, 2019.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	December 31, 2019	December 31, 2018
Total Assets	49,182	48,650
Total Equity	7,863	7,472
Equity attributable to CNH Industrial N.V.	7,819	7,443
Net debt	(19,630)	(18,749)
of which Net debt of Industrial Activities(1)	(1,403)	(639)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Year ended December 31,			Three Months ended December 31,
2019	2018		2019	2018
1,454	1,099	Net income in accordance with U.S. GAAP	120	258
		Adjustments to conform with EU-IFRS:
(43)	(30)	Development costs	11	8
68	428	Other adjustments(1)	75	4
(573)	(98)	Tax impact on adjustments and other income tax differences(1)(2)	(43)	12

(548)	300	Total adjustments	43	24

906	1,399	Profit in accordance with EU-IFRS	163	282

(1)	This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.
(2)	In the year ended December 31, 2019, this item also includes the impact of the tax benefit due to the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	December 31, 2019	December 31, 2018
Total Equity under U.S. GAAP	6,121	5,068
Adjustments to conform with EU-IFRS:
Development costs	2,260	2,344
Other adjustments	(87)	(65)
Tax impact on adjustments and other income tax differences(1)	(431)	125

Total adjustments	1,742	2,404

Total Equity under EU-IFRS	7,863	7,472

(1)	At December 31, 2019, this item also includes the impact of the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2019	At December 31, 2019	Average 2018	At December 31, 2018
Euro	0.893	0.890	0.847	0.873
Pound sterling	0.784	0.757	0.749	0.781
Swiss franc	0.994	0.966	0.978	0.984
Polish zloty	3.839	3.789	3.609	3.757
Brazilian real	3.942	4.020	3.648	3.881
Canadian dollar	1.327	1.299	1.295	1.363
Turkish lira	5.679	5.950	4.833	5.292

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months and The Years Ended December 31, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2019(1)	2018	2019(1)	2018
Net revenues	7,717	8,249	28,024	29,736
Cost of sales(2)	6,478	6,785	23,056	24,201
Selling, general and administrative costs	566	628	2,156	2,313
Research and development costs	269	306	1,093	1,110
Result from investments:	4	6	19	61
Share of the profit/(loss) of investees accounted for using the equity method	4	6	19	61
Gains/(losses) on the disposal of investments	—	—	—	(1)
Restructuring costs	34	46	116	63
Other income/(expenses)(3)	(48)	(42)	(52)	383
Financial income/(expenses)(4)	(130)	(73)	(362)	(578)
PROFIT/(LOSS) BEFORE TAXES	196	375	1,208	1,914
Income tax (expense)	(33)	(93)	(302)	(515)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	163	282	906	1,399
PROFIT/(LOSS) FOR THE PERIOD	163	282	906	1,399
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	156	277	874	1,368
Non-controlling interests	7	5	32	31

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE(5)	0.12	0.20	0.65	1.01
DILUTED EARNINGS/(LOSS) PER COMMON SHARE(5)	0.12	0.20	0.65	1.01

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated income statement for the three months and the year ended December 31, 2019.

(2)

In the three months and in the year ended December 31, 2019, this item also includes other asset optimization charges of $30 million and $165 million, respectively, due to actions included in the “Transform2Win” strategy.

(3)

In the three months and in the year ended December 31, 2019, this item includes a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations. In the year ended December 31, 2019, this item also includes the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. In the year ended December 31, 2018, this item also included the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.

(4)

In the three months and in the year ended December 31, 2019, this item includes the charge of $27 million related to the repurchase of notes ($22 million in the three months and in the year ended December 31, 2018).

(5)

In the year ended December 31, 2018 basic and diluted earnings per common share included the positive impact of $399 million, net of taxes, of the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. Excluding this impact, basic and diluted earnings per share would have been $0.71.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of December 31, 2019 and 2018

(Unaudited)

(EU-IFRS)

($ million)	December 31, 2019(1)	December 31, 2018
ASSETS
Intangible assets	5,522	5,497
Property, plant and equipment and Leased assets	7,626	7,737
Inventories	7,065	6,719
Receivables from financing activities	19,429	19,175
Cash and cash equivalents	5,773	5,803
Other receivables and assets	3,767	3,719

TOTAL ASSETS	49,182	48,650

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,819	7,443
Non-controlling interests	44	29

Total Equity	7,863	7,472

Debt	25,413	24,543
Other payables and liabilities	15,906	16,635

Total Liabilities	41,319	41,178

TOTAL EQUITY AND LIABILITIES	49,182	48,650

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related leases liabilities of approximately $480 million (included in Property, plant and equipment and Other debt, respectively) with no impact to equity.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Years Ended December 31, 2019 and 2018

(Unaudited)

(EU-IFRS)

($ million)	2019(1)	2018
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,803	6,200
Profit/(loss)	906	1,399
Adjustment to reconcile profit/(loss) to cash flows from/(used in) operating activities	583	529
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	1,489	1,928
CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	(1,587)	(1,316)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	151	(696)
Translation exchange differences	(83)	(313)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(30)	(397)

F) CASH AND CASH EQUIVALENTS AT END OF YEAR	5,773	5,803

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the year ended December 31, 2019.